SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                FORM 12b-25

                        Notification of Late Filing
                                              Commission File
Number 1-5745

(Check one):   (  ) Form 10-K    (  ) Form 11-K    (  ) Form 20-F
          (X) Form 10-Q    (  ) Form N-SAR

          For period ended              January 29, 1994

( )  Transition Report on Form 10-K
( )  Transition Report on Form 20-F
( )  Transition Report on Form 11-K
( )  Transition Report on Form 10-Q
( )  Transition Report on Form N-SAR

          For the transition period ended

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:













                                  PART I
                          REGISTRANT INFORMATION

       Full name of registrant   FOODARAMA SUPERMARKETS, INC.


       Former name if applicable

                                        303 West Main Street
       Address of principal executive office (Street and Number)

       City, State and Zip Code      Freehold, New Jersey  07728



                                 12b-25-1



                                  PART II
                          RULE 12b-25(B) AND (C)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check where appropriate.)

( )       (a)  The reasons described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion, thereof will be filed on or before the fifth calendar day following the prescribed due date, and

( )       (c)  The accountant's statement or other exhibit
required by Rule 12b-25(c) has been attached if applicable.

                                 PART III
                                 NARRATIVE

          State below in reasonable detail the reasons why Form
10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)






     Registrant is awaiting a formal resolution from the Board of Directors of Wakefern Food Corporation relative to relief of service fees charged on late payments through January 29, 1994. Such resolution is expected on March 17, 1994 and will have a material effect on Registrant's operating results. Registrant anticipates filing its Form 10-Q on March 18, 1994.

                                  PART IV
                             OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification.

 JOSEPH C. TROILO                   (908)  462-4700 Ext. 254
- -----------------------------------------------------------------

     (Name)                      (Area Code)  (Telephone Number)

          (2)  Have all other periodic reports required under
Section 13 or 15(d) or the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

                         (X) Yes        ( ) No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         (  ) Yes       (x) No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       FOODARAMA SUPERMARKETS, INC.
               (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      March 14, 1994             By  /s/ Joseph C. Troilo

                                        Joseph C. Troilo, Senior
                                          Vice President